Exhibit 99.1

Ballard Announces $7.7M MEA Order From Synergy Joint Venture in China

VANCOUVER, BC and YUNFU, China, July 2, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received a purchase order for $7.7 million of membrane electrode assemblies (MEAs) for use in manufacturing FCvelocity®-9SSL fuel cell stacks from Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (Synergy-Ballard JVCo), a joint venture in which Ballard holds a 10% ownership interest.

Ballard FCvelocity®-9SSL fuel cell stacks (CNW Group/Ballard Power Systems Inc.)

Synergy-Ballard JVCo was established in 2017 between Ballard and Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. (Synergy) in the city of Yunfu in China's Guangdong Province. The purchase of MEAs announced today was made pursuant to the MEA Long-Term Supply Agreement and Stack Assembly License Agreement signed between Ballard and Synergy-Ballard JVCo in 2019.

MEAs are a critical component of every cell in a fuel cell stack, enabling the chemical process that generates electricity from a combination of hydrogen and oxygen.

"Ballard's leading fuel cell technology is currently powering over 650 Fuel Cell Electric Buses and more than 2,200 fuel cell trucks in China, representing key market share at this early stage of market development," said Alfred Wong, Ballard Managing Director – Asia Pacific. "This follow-on order from the Synergy-Ballard joint venture is an important indicator of the continued progress and market demand for Ballard fuel cell technology in Heavy- and Medium-Duty Motive applications in China, including buses and commercial trucks. We expect to see high adoption of fuel cell electric vehicles in China as the national and provincial governments increasingly prioritize the decarbonization of mobility with zero-emission solutions. Where vehicle use cases require extended range and rapid refueling, we believe Ballard fuel cell technology will offer a compelling value proposition, including high reliability and durability along with competitive total-cost-of-ownership."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 02-JUL-20